April 28, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Brian Soares

Re:	Fluidigm Corporation
Registration Statement on Form S-3
Originally filed March 8, 2017, as amended on April 28, 2017
File No. 333-216542

Acceleration Request
	Requested Date:	May 2, 2017
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fluidigm Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-216542) (as amended, the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Robert F. Kornegay at (858) 350-2389.

* * * *

Sincerely,

FLUIDIGM CORPORATION

/s/ Nicholas Khadder
Nicholas Khadder
General Counsel

cc:	Stephen Christopher Linthwaite, President and Chief Executive Officer, Fluidigm Corporation
Robert F. Kornegay, Wilson Sonsini Goodrich & Rosati, Professional Corporation